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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

CLARIFICATION ANNOUNCEMENT

The Company would like to clarify and amend certain information contained in the Chinese version of the Announcement relating to (1) the proposed issue of Convertible Preferred Shares, Warrants and Warrant Preferred Shares to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation under Special Mandate (2) Pre-emptive right of Datang and (3) Pre-emptive right of TSMC

Reference is made to the Chinese version of the announcement issued by Semiconductor Manufacturing International Corporation (the “Company”) dated 18 April 2011 (the “Announcement”) relating to (1) the proposed issue of Convertible Preferred Shares, Warrants and Warrant Preferred Shares to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation under Special Mandate (2) Pre-emptive right of Datang, and (3) Pre-emptive right of TSMC.

The Company wishes to correct the following three typographical errors which were inadvertently made:

1. the figure for the maximum gross proceeds of the potential Datang Further Subscription under the section headed Pre-emptive Rights of Datang in the summary box of the Chinese version of the Announcement was mistakenly stated as HK$64,000,000 instead of US$64,000,000.

2. the figure for the maximum gross proceeds of the potential TSMC Further Subscription under the section headed Pre-emptive Rights of TSMC in the summary box of the Chinese version of the Announcement was mistakenly stated as HK$26,000,000 instead of US$22,000,000.

3. the figure for the maximum gross proceeds under the section headed Pre-emptive Rights of Datang in the main text of the Chinese version of the Announcement was mistakenly stated as HK$77,000,000 instead of US$64,000,000.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 21 April 2011

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.